INVEST IN **YEPP**

Makes it easy to bring product ideas to life and ship them where they need to go

Highlights

1. 🚀 Self-funded explosive growth with 3.3M projected run rate by Q4 2022
2. 🔥 200% increase in current sales pipeline
3. 🙌 We have created apparel for Katy Perry, Black Pink and Selena Gomez
4. 📈 Positioned for disruption in a 227 billion global e-commerce market
5. ⚡ Our expert team has had multiple exits and scaled companies to billion dollar valuations

5. ⚡ Our expert team has had multiple exits and scaled companies to billion dollar valuations

6. 🏰 Moats including proprietary IP and exclusive partnerships to enable long-term competitiveness

Our Team



Adam Maltais

Early Shopify employee who is responsible for generating $30M+ ARR. 18+ years in digital marketing, 10+ years in business development. E-commerce strategist specializing in growth who has worked with many 7-9 figure DTC companies.

> At this current time, creating products and shipping them where they need to go as an ecommerce business is a complete mess, it is something people need to fight with every single day they start or run an ecommerce business. We believe this "unsexy" industry is a multibillion dollar problem in ecommerce and we will be the company to solve it.



Ray Lee

20+ years as a serial start-up professional known for growing technology businesses. Launched four venture-backed companies to successful exits. Has overseen the launch of 200+ mobile and web



venture-backed companies to successful exits. Has overseen the launch of 200+ mobile and web apps.



Melisa Ahn

Former Director at Forever 21 for over a decade. Over 20 years experience in production logistics, internal operations and product manufacturing. Oversaw production of millions of products distributed to 69 global markets.



Marc Lassiter

12+ years of full-stack development experience. Proficient in 20+ programming languages. 100+ mobile and web apps developed throughout his career. Load balanced servers receiving 1,500,000 visits a day which reduced server costs by four times.

Pitch


yepp
Confidential and Proprietary. Copyright © by Yepp. All Rights Reserved.


shopify

Adam Maltais
Yepp Co-Founder & CEO

Mission

“Make it easy for entrepreneurs, influencers and celebrities to bring product ideas to life and ship them where they need to go.”

Problem

Problem

Creating products and shipping them where they need to go is a mess.


Product Creation Issues
Quality Assurance Issues
Fulfillment Issues
Influencers and celebrities
Ecommerce entrepreneurs
Shipping Issues
Communication Issues
Payments Issues

Solution

End to end platform for influencers, entrepreneurs and celebrities.


Product Creation
Payments
yepp
Quality Assurance
Communication
Fulfillment
Shipping

Traction


Signed partner agreements with Live Nation, Universal Group and YG Entertainment
LIVE NATION
UNIVERSAL
Yepp software platform in development
Exclusivity partnership with Globex to offer the worlds first ecommerce digital free trade zone
Launched Yepp technology platform to the public
Yepp Mobile App Released
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Future
Selena Gomez, Katy Perry and Black Pink apparel produced
SELENA GOMEZ
Katy Perry
Fitness influencer Kira Stokes new fashion line produced
KIRA STOKES
Began production and shipping for multiple Shopify brands
Current annualized revenue based on contracts = 1.05M
Projected annualized revenue by Q4 2022 = 3.2M

*Forward looking projections can not be guaranteed

Client Case Study



David Bazinet
CEO of Evernude Underwear
Seven figure ecommerce brand

Before Yepp	After Yepp
Product Cost **$5.50**	Product Cost **$2.35 - Down 42%**
Production Time **4 months**	Production Time **1.5 months - Down 62%**
Product Quality **Consistent customer complaints**	Product Quality **Glowing customer reviews ★★★★★**
Shipping speed **8 day average**	Shipping speed **2 day average - Up 4X**
Risk exposure **Unverified and unreliable manufacturer**	Risk exposure **Verified manufacturer through Yepps network ✔**

Client Journey


Client fills out Product Creation Wizard
1
2
Finalize product details with the client and manufacturing begins
3
Payment is made by client for products and inventory


4
Product is inspected for quality assurance in Shenzhen Free Trade Zone
5
Product is shipped to end destination warehouse
6
Products are shipped to end consumer
7
Demand forecasting is completed for easy product reordering
Entire process is completed in the Yepp platform

Software Platform


yepp
Reporting
Product
Sourcing
Fulfillment
Channels
Dev Store
Products
Orders
Account
Shipping Address
Fulfillment Cost
Shipping Options
Manufacturing Updates
Dec 3rd, 2020
Sample Completed
Last sample is complete.
*Approved Shopify Partner
Chat with Kevin
Yepp Sourcing Team
We updated the thread color as you requested
Thank you!
No problem! Let me know how they look when you receive them.

Go To Market Partnerships

yepp

Product Creation
Fulfillment Management
Production Reporting
Communication
Payments

\+

*Exclusive Partner
Globex
A member company of
招商局集團
CHINA MERCHANTS GROUP

Currency Settlement
Shenzhen Free Trade Zone
Order Fulfillment
Customs

World's first ecommerce digital free trade zone

Market

$1.73 Trillion

GLOBAL ECOMMERCE PRODUCT, FULFILLMENT AND SHIPPING REVENUE
Total Available Market

$227 Billion

PRODUCT, FULFILLMENT AND SHIPPING REVENUE ON INITIAL TARGET PLATFORMS
Serviceable Available Market

$6.8 Billion

3% OF PRODUCT, FULFILLMENT AND SHIPPING REVENUES ON INITIAL TARGET PLATFORMS
Serviceable Obtainable Market

Sources: www.digitalcommerce360.com/article/global-ecommerce-sales • woocommerce.com/posts/key-takeaways-from-woosesh-2019 • www.klaviyo.com/blog/magento-live-europe

Business Model

Average client model

$20 (Average unit value) × **137** (units per day) = **$1,000,000** (average Yepp gross revenue) → **$200,000** (Yepp gross profit)

Average client saves $200,000 by using Yepp

*Forward looking projections can not be guaranteed

Leadership Team



Adam Maltais
Co-Founder / CEO

- Early Shopify employee who is responsible for generating $30M+ ARR
- 18+ years in digital marketing, 10+ years in business development, 7+ years in product creation and development
- Ecommerce strategist specializing in growth who has worked with many 7-9 figure DTC companies



Ray Lee
Co-Founder / Product

- 20+ years as a serial start-up professional known for growing technology businesses
- Launched four venture-backed companies to successful exits
- Has overseen the launch of 200+ mobile and web apps



Melisa Ahn
Head of Production

- Former Director at Forever 21 for over a decade
- Over 20 years experience in production logistics, internal operations and product manufacturing
- Oversaw production of millions of products distributed to 89 global markets



Marc Lassiter
Head of Technology

- 12+ years of full-stack development experience
- Proficient in 20+ programming languages
- 100+ mobile and web apps developed throughout his career
- Has load balanced servers receiving 1,500,000 visits a day which reduced server costs by four times.

Advisory Team



Will Mitchell
Advisor

- Helped acquire & grow e-commerce brand Simply Organic to an 8-figure company
- Runs StartupBros, a community of like-minded ecommerce entrepreneurs, which has since helped launch over 8,000 successful Amazon businesses



Ezra Firestone
Advisor

- CEO of SmartMarketer.com, a training platform offering the most profitable trends for ecommerce stores that generate over $20 million in yearly revenue
- Owns a private network of eCommerce brands and has generated over $100 million in sales over the past 3 years



Rick Nelson
Advisor

- Founder and CEO of The Fulfillment Lab, one of the fastest-growing fulfillment companies in the USA
- Over 10 years of experience in international warehousing and product fulfillment



Oliver Wu
Advisor

- CEO of Globex, a member of China Merchant Group
- 12+ years experience in international logistics and Vice President of the Shenzhen Cross-border E-Commerce Association



Richard Zhu
Advisor

- Over 20 years experiences in supply chain, logistics and freight forwarding management
- Specialist in China Free Trade Zone solutions, providing trade and customs compliance to Fortune 500 companies



Chris Vaandering
Advisor

- Was a Shopify Plus top 5% sales person. Worked with Shopify's leading ecommerce brands to insure growth and adoption
- 7+ years as a leading SaaS sales professional across several industries. Focus on strategy, enablement and execution

Competition

	yepp	Alibaba.com	MODALYST	spocket	*Oberlo	Sourcify	wiio
One communication point for product creation, fulfillment and shipping	✔	✖	✖	✖	✖	✖	✖
Produce generic, semi-custom and fully custom products	✔	✔	✖	✖	✖	✖	✖
"Boots on the ground" always working directly with the manufactures	✔	✖	✖	✖	✖	✔	✔
Proprietary desktop and mobile app platform	✔	✔	✖	✖	✖	✖	✖
Fulfillment and shipping	✔	✔	✖	✔	✔	✖	✔
Multiple ecommerce platforms integrations	✔	✖	✔	✔	✖	✖	✖
Quality control	✔	✖	✖	✖	✖	✔	✔
Inventory Forecasting	✔	✖	✖	✖	✖	✖	✖

*Acquired by Shopify in 2017